Exhibit 99.1

Ballard is a Member of H2PORTS Project to Demo Hydrogen as Alternative Fuel to European Ports

VANCOUVER, HOBRO, Denmark and VALENCIA, Spain, Feb. 19, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it is participating through the company's European subsidiary – Ballard Power Systems Europe A/S – in the H2PORTS project, which is aimed at facilitating a rapid transition at European ports from fossil fuels to low-carbon, zero-emission alternatives based on hydrogen and fuel cells.

Earlier this month participants held the first technical meeting of the H2PORTS project, which is being coordinated by Valenciaport Foundation in close collaboration with the Port Authority of Valencia. The Port of Valencia will be the first port in Europe to incorporate hydrogen energy in order to reduce the environmental impact of its operations.

The H2PORTS project involves three pilot initiatives to bridge the gap between prototypes and pre-commercial products: (i) a fuel cell powered Reach Stacker for loading, unloading and transporting containers; (ii) a fuel cell powered Terminal Tractor for roll-on/roll-off shipping operations; and (iii) a Mobile Hydrogen Refuelling Station to support this equipment. The project will also carry out feasibility studies on the development of a sustainable hydrogen supply chain, coordinating all stakeholders including customers, hydrogen producers, and suppliers.

Ballard will provide the company's next-generation fuel cell module – the FCmove®-HD, which is planned for commercial launch in mid-2019 – to power the Reach Stacker.

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S said, "The H2PORTS project represents one more important step toward broad-based adoption of zero-emission fuel cell technology in the marine sector. Ballard is pleased to participate in this project, which expands our marine-based activities beyond the announcements we made last year, specifically an MOU with ABB for the development of megawatt scale systems for ships as well as our membership in a consortium that will design and build HySeas III, the world's first sea-going hydrogen-powered car and passenger ferry."

In addition to the Valenciaport Foundation, the Port Authority of Valencia, and Ballard Power Systems Europe A/S, other participants in H2PORTS include the Centro Nacional del Hidrógeno (National Hydrogen Centre), MSC Terminal Valencia, the Grimaldi Group, Hyster-Yale, Atena and Enagás. H2PORTS will entail a total investment of €4 million, including European funding provided by the Fuel Cell and Hydrogen Joint Undertaking (FCH JU) programme.

There is a significant worldwide focus on emissions reduction in the marine industry, including ships and ports. Momentum was reflected in the United Nations International Maritime Organization (IMO) announcement last year of a strategy to reduce GHG emissions from ships – including a 50% reduction in GHGs by 2050, compared to 2008 levels, and complete elimination of GHG's as soon as possible in this century.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical challenges or address new business opportunities. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and demand for our products and available subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Members of the H2PORTS working team in Valencia, Spain (CNW Group/Ballard Power Systems Inc.)

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 20-FEB-19